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POINTER TELOCATION LTD.

For the Extraordinary General Meeting of Shareholders

To Be Held On August 29, 2019

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Pointer Telocation Ltd. ("Pointer" or the "Company") hereby appoints each of Yossi Ben – Shalom, David Mahlab and Yaniv Dorani the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Extraordinary General Meeting of the shareholders of the Company which will be held at the offices of ZAG/S&W, Zysman, Aharoni, Gayer & Co., "Beit Zion," 41-45 Rothschild Blvd., 8th Fl., Tel Aviv, Israel, on August 29, 2019, at 9:00 a.m. (Israel time), and all adjournments and post-ponements thereof.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

POINTER TELOCATION LTD.

August 29, 2019

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00030000200030200000 7 082919

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. TO APPROVE, pursuant to Section 320 of the Israeli Companies Law, 5759-1999 (the "Companies Law"), the merger of Pointer and Powerfleet Israel Acquisition Company Ltd. ("Pointer Merger Sub"), including approval of: (i) the Merger pursuant to Sections 314 through 327 of the Companies Law, whereby Pointer Merger Sub will merge with and into Pointer, with Pointer surviving as an indirect, wholly-owned subsidiary of PowerFleet, Inc. ("Parent") (the "Merger"); (ii) the Agreement and Plan of Merger, dated as of March 13, 2019, by and among Pointer, Pointer Merger Sub, I.D. Systems, Inc., Parent and Powerfleet Israel Holding Company Ltd. (the "Merger Agreement"); (iii) the consideration to be received by Pointer's shareholders in the Merger of (a) $8.50 in cash; and (b) 1.272 shares of common stock, par value $0.01 per share, of Parent, without interest for every outstanding ordinary share of Pointer, par value NIS 3.00 per share; (iv) the purchase by Pointer of a run-off directors' and officers' liability insurance policy; and (v) all other transactions and arrangements contemplated by the Merger Agreement, as described in the accompanying joint proxy statement/prospectus, dated July 25, 2019.	☐	☐	☐

	YES	NO
1A. The undersigned confirms that the undersigned is not I.D. Systems or an I.D. Systems Affiliate (i.e., Parent, Pointer Holdco or Pointer Merger Sub or any person or entity holding at least 25% of the means of control of either the foregoing entities, or any person or entity acting on their behalf, or any family member of, or entity controlled by, any of the foregoing). Check the box "YES" to so confirm that you are not I.D. Systems nor I.D. Systems Affiliate. Otherwise, check the box "NO" if you are either I.D. Systems or I.D. Systems Affiliate **(THIS ITEM MUST BE COMPLETED).**	☐	☐

UNLESS YOU MARK "YES" IN ITEM 1A, YOUR VOTE WILL NOT BE COUNTED IN CONNECTION WITH PROPOSAL 1.

	FOR	AGAINST	ABSTAIN
2. TO APPROVE the grant of bonuses to certain executives of Pointer in connection with the consummation of the transactions, in an aggregate amount of $750,000, payable in a combination of Pointer RSUs and cash as more fully set forth in the proxy statement (the "Bonuses").	☐	☐	☐

	YES	NO
2A. The undersigned confirms that the undersigned is not a controlling shareholder in the Company (where a shareholder, or a group of shareholders holding 25% or more of the Company's share capital is assumed to be a controlling shareholder) and does not have a personal interest in the approval of the grant of the Bonuses. Check the box "YES" to so confirm that you are not a controlling shareholder in the Company and do not have a personal interest in the grant of the Bonuses. Otherwise, check the box "NO". **(THIS ITEM MUST BE COMPLETED).**	☐	☐

UNLESS YOU MARK "YES" IN ITEM 2A, YOUR VOTE WILL NOT BE COUNTED IN CONNECTION WITH PROPOSAL 2.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.